July 13, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street NE
Washington, D.C. 20549

Attn: Steve Lo and Shannon Buskirk

Re:	Coliseum Acquisition Corp. Form 10-K for the Fiscal Year Ended December 31, 2022 Filed April 17, 2023 File No. 001-40514

Dear Mr. Lo and Ms. Buskirk:

On behalf of our client, Coliseum Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission contained in the Staff’s letter dated July 11, 2023, with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2022, filed on April 17, 2023.

Form 10-K for the Fiscal Year Ended December 31, 2022

General

1.	We note disclosure in your Form 14A filed on May 22, 2023 indicating that your sponsor has significant ties to a non-U.S. person and the potential risks of your initial business combination becoming subject to a review by the Committee on Foreign Investment in the United States. Please include corresponding risk factor disclosure in future periodic reports and include an example of your intended disclosure in your response.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that Coliseum Acquisition Sponsor LLC, the Company’s initial sponsor (the “Initial Sponsor”), is a Delaware limited liability company which is not controlled by a non-U.S. person. One or more of the Initial Sponsor’s minority members are non-U.S. persons.

The Company further notes that, subsequent to the filing of the Schedule 14A, the Company, the Initial Sponsor, and Berto LLC, a Delaware limited liability company controlled by Harry L. You, a U.S. citizen, entered into a Purchase Agreement dated June 15, 2023, pursuant to which, on June 26, 2023, the Initial Sponsor sold 70% of the ordinary shares of the Company owned by the Initial Sponsor to Mr. You. Following such sale, the Initial Sponsor owns approximately 11.7% of the Company’s outstanding ordinary shares.

The Company confirms it will include disclosure responsive to the Staff’s comment in future periodic reports as follows:

“The Company’s ability to complete an initial business combination with a U.S. target company may be impacted if such initial business combination is subject to U.S. foreign investment regulations and review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (“CFIUS”), and ultimately prohibited.

Certain indirect holders of a minority interest in the founder shares are non-U.S. persons. We cannot predict at this time whether the Company would be considered a “foreign person” under the regulations administered by CFIUS due to such potential ties to non-U.S. persons. As such, an initial business combination with a U.S. business may be subject to CFIUS jurisdiction, the scope of which includes controlling investments (within the meaning of “control” under the CFIUS regulations) as well as certain non-passive, non-controlling investments in sensitive U.S. businesses meeting certain criteria. If the Company’s potential initial business combination with a U.S. business falls within CFIUS’s jurisdiction, the parties may determine that they are required to make a mandatory filing or that they will submit a voluntary filing to CFIUS, or to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination. CFIUS may decide to delay the initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination or recommend that the U.S. president block the initial business combination or order the Company to divest all or a portion of a U.S. business of the combined company, which may limit the attractiveness of or prevent the Company from pursuing certain initial business combination opportunities that it believes would otherwise be beneficial to the Company and its shareholders. As a result, the pool of potential targets with which the Company could complete an initial business combination may be impacted.

Moreover, the process of government review, whether by the CFIUS or otherwise, could be lengthy and the Company has limited time to complete its initial business combination. If the Company cannot complete its initial business combination by June 25, 2024, or such later date that may be approved by the Company’s shareholders, because the review process extends beyond such timeframe or because the initial business combination is ultimately prohibited by CFIUS or another U.S. government entity, the Company may be required to liquidate.”

* * *

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:	Harry L. You, Coliseum Acquisition Corp.